UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 000-15637

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SILICON VALLEY BANK 401(k) AND

EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SVB FINANCIAL GROUP

3003 Tasman Drive

Santa Clara, California 95054-1191

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Silicon Valley Bank 401(k) and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the Silicon Valley Bank 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards established by the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2004 and Schedule H, line 4j-schedule of reportable transactions for the year ended December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

San Francisco, California
June 27, 2005

SILICON VALLEY BANK 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
Assets
Non-interest bearing cash	$—	$22,731
Investments, at fair value	105,627,387	82,239,397
Participant loans	1,633,835	1,428,936
	107,261,222	83,691,064
Receivables:
Employer’s contributions	6,814,138	3,768,774
Pending trades due from broker	—	99,284
Accrued income	1,506	646
Total receivables	6,815,644	3,868,704

Total assets	114,076,866	87,559,768

Liabilities:
Pending trades due to broker	50,457	—
Administrative fee and other payables	48,060	2,025
Total liabilities	98,517	2,025

Net assets available for benefits	$113,978,349	$87,557,743

See accompanying notes to financial statements.

SILICON VALLEY BANK 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2004

Additions to net assets attributed to:
Investment income:
Interest	$77,725
Dividend	992,603
Net appreciation in fair value of investment	13,790,270
Total investment income	14,860,598

Contributions:
Participant	5,916,496
Employer	10,458,791
Rollovers	709,790
Total contributions	17,085,077

Deductions from net assets attributed to:
Benefits paid to participants	(5,383,542)
Administrative fees and other	(141,527)
Total deductions	(5,525,069)

Net increase	26,420,606

Net assets available for benefits:
Beginning of year	87,557,743
End of year	$113,978,349

See accompanying notes to financial statements.

SILICON VALLEY BANK 401(k) AND

EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)         Description of Plan

The following description of the Silicon Valley Bank 401(k) and Employee Stock Ownership Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)             General

The Plan is a defined contribution plan established by Silicon Valley Bank (the “Company”) on January 1, 1985.  Effective March 1, 1995, the Silicon Valley Bancshares Employee Stock Ownership Plan was merged with the Silicon Valley Bank 401(k) Plan.  The merged Plan was restated and renamed the Silicon Valley Bank 401(k) and Employee Stock Ownership Plan. The Company also established the Silicon Valley Bank Retirement Plans Master Trust (the “Master Trust”) which held the assets of the Plan along with the assets of the Silicon Valley Bank Money Purchase Pension Plan (the “MPP”) until December 31, 2002. The assets of the Master Trust were held by Fidelity Management Trust Company (“Fidelity”). Effective December 31, 2002, the MPP was frozen and MPP assets were transferred to individual participant account balances of the Plan.  Participants continue to vest at 20% per year in their MPP account until fully vested.  The Company no longer will make any future contributions toward the MPP. As all assets were transferred into the Plan, the Master Trust was no longer required and was terminated.

The Plan is intended to constitute a qualified profit sharing plan, as described in Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, and which also includes an employee stock ownership plan as described in Section 4975 (e) (7) of the IRC.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) as amended.

On May 31, 2005, Silicon Valley Bancshares, the parent holding company of Silicon Valley Bank, announced that it had changed its name to SVB Financial Group. This entity is referred to as SVB Financial Group in this report.

(b)             Administration of Plan

The Company is the administrator of the Plan.  Management and administration of the Plan is the responsibility of a committee appointed by the Company.  The Company has appointed Fidelity to act as trustee and custodian and Fidelity Institutional Retirement Services to act as recordkeeper of the Plan.

(c)             Eligibility

Eligible employees of the Company become Plan participants on the first day of hire.  To be eligible, an employee must, among other requirements, be age 18 or above and complete at least one hour of service as an employee of the Company or any of its affiliates.

(d)             Contributions

Participants may contribute up to 75% of their pre-tax compensation, up to the maximum of the IRS annual 401(k) contribution limits, or $13,000 in 2004. Participants who have attained age 50 before the close of the Plan Year may also make “catch up” contributions as provided in IRS Code Section 414(v).  In 2004, the IRS allowed a maximum “catch up” contribution of $3,000.  Upon approval by the Plan administrator, participants may also contribute amounts representing distributions (rollover contributions) from other qualified defined benefit or defined contribution plans.

The Company shall make matching 401(k) contributions as defined in the Plan. The Company matches the first 5% of pre-tax compensation that each participant contributes, which vests immediately. In 2003, the Plan was amended to provide for a true up matching contribution to be made at the end of the plan year to ensure that participants who elected to defer greater than 5% of compensation throughout the plan year receive the maximum matching contribution.

Discretionary ESOP contributions and discretionary profit sharing contributions in cash  (see Note 9 – Subsequent Events for a discussion of the profit sharing accounts) made by the Company to the Plan are allocated among the Plan participants based upon each participant’s eligible cash compensation, excluding IRC Section 401(k) and Section 125 deferrals (collectively, “Pay”). Such discretionary ESOP contributions, which are based on Company performance, may range between 0% to 10% of Pay.  For 2004, the Company made a discretionary ESOP contribution of approximately 7.6%, which was approved and made in the form of cash in 2005. The cash contributions were deposited into the participants’ profit sharing accounts in February 2005 (see Note 9 – Subsequent Events). These contributions are made to eligible participants who are employed as of the end of the plan year.

(e)             Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.   Allocations of the Company’s contributions are based on participant earnings, as defined in the Plan.  Certain fees may be charged to participant accounts, as defined in the Plan.  The benefit to which a participant is entitled is the vested portion of the participant’s account.

(f)              Vesting

Participants are immediately vested in their contributions and Company 401(k) matching contributions plus actual earnings thereon.  Vesting in the MPP accounts, and discretionary ESOP Contributions and Profit Sharing Contributions (Note 9) is based on years of service, as defined in the Plan, in accordance with the following schedule:

Years of Service	Vested Percentage

Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

In addition, a participant’s account becomes fully vested upon attaining normal retirement age of 62 while employed by the Company or any of its affiliates, upon termination by the Company due to a reduction in force, upon death or disability, or upon a covered termination following a change in control as defined in the Plan.

(g)             Forfeited Accounts

Forfeited balances of terminated participants’ nonvested accounts are used first to restore previously forfeited amounts of rehired participants’ accounts and are then used to pay administrative expenses and to reduce future Company contributions to the Plan.  Forfeited nonvested accounts totaled $755,971 and $775,568 at December 31, 2004 and 2003, respectively. During 2004, Company contributions to the Plan were reduced by $209,737 from forfeited nonvested accounts, and administrative expenses totaling $85,328 were paid from the forfeited nonvested accounts.

(h)             Investment Options

Participants may direct the investment of their Plan assets in any of the Plan’s investment options, except for the ESOP Contributions.  ESOP Contributions are directed by the Plan administrator.  Investment options provide varying degrees of risk and return.

Participants may elect to invest in any of the funds in increments of 1% of their total contribution amounts, except that contributions allocated to the SVB Financial Group Common Stock Fund are limited to 25% of the amount available for each participant to direct.  Earnings or losses on these investments are applied to participants’ accounts as of the end of each day.  Participants may change their investment elections under the Plan at any time.

As of December 31, 2004, ESOP contributions are invested in the SVB Financial Group Common Stock Fund and are not subject to investment direction by the participants. However, each participant who attains age 55 may transfer all or a portion of the amounts in his or her ESOP account into any of the other investment funds. As of January 1, 2005, this diversification provision was eliminated pursuant to the amended Plan (See Note 9 – Subsequent Events.)

(i)              Participant Loans

Participants may borrow from the total of their vested account balance under the Plan, an amount equal to a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s total vested account balance under this Plan.  Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participant Loan Account Fund.  Loan terms may be up to five years for personal loans or up to 15 years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear fixed interest at a reasonable rate of interest as determined by the Plan administrator which provides a return commensurate with the prevailing interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Interest rates for loans outstanding at December 31, 2004 range from 4.00% to 10.50% and mature from February 12, 2005 to April 29, 2019.  Principal and interest are generally paid ratably through semi-monthly payroll deductions. If a participant terminates employment with the Company, they may continue to make loan repayments directly to Fidelity as long as they continue to have an account balance.

(j)              Payment of Benefits

On termination of employment by the Company or termination of service due to death, disability, retirement, a reduction in force by the Company, or a covered termination as defined in the Plan, a participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in their account.  Participants may also elect to be paid in annual installments or in the form of an annuity.  Participants may leave their assets in the Plan until the participant elects a form of distribution.  If the account balance is $5,000 or less, a distribution payment will be made as a single lump sum upon termination.

(2)         Summary of Accounting Policies

The accounting and reporting policies of the Plan conform with U.S. generally accepted accounting principles.

(a)             Basis of Financial Statement Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

(b)             Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

(c)             Administrative Expenses

Plan administrative expenses may be paid by the Company and any such expenses not paid by the Company shall be paid by the Plan.  The Plan paid record keeping and trustee fees for the year ended December 31, 2004.

(d)             Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.  The SVB Financial Group Common Stock is valued based on its quoted market price.  Participant loans, money market funds and interest bearing cash are carried at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold, as well as held during the year.

(e)             Payments of Benefits

Benefits are recorded when paid.

(f)              Risks and Uncertainties

The Plan may invest in various types of investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(3)       Investments

The following table represents the fair value of investments. Individual investments which exceed 5% of the Plan’s net assets are separately presented for the year ended December 31, 2004 and 2003:

	2004	2003
Mutual funds:
Spartan US Equity Index Fund	$14,914,382	$12,578,869
Fidelity Blue Chip Fund	7,043,038	315,476
Fidelity Aggressive Growth Fund	—	5,660,636
Other	24,341,439	16,946,079
Total mutual funds	46,298,859	35,501,060

Common stock:
SVB Financial Group Common Stock	51,964,891	39,616,799

Money Market Fund:
Fidelity Retirement Money Market Fund	6,390,066	6,403,754
Interest bearing cash	973,571	717,784
Participant loans	1,633,835	1,428,936
Total Investments	$107,261,222	$83,668,333

On March 1, 2004, the Fidelity Aggressive Growth Fund was closed. The share value was replaced with the Fidelity Blue Chip Fund.

During the year ended December 31, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $13,790,270 as summarized below:

2004
Net appreciation in fair value of investments:
Mutual Funds	$3,269,782
Common Stock	10,520,488
Total	$13,790,270

As of December 31, 2004 and 2003, the Plan owned 1,159,413 and 1,098,331 shares of SVB Financial Group common stock with a cost basis of $16,792,372 and $13,083,014 and a fair market value of $51,964,891 and $39,616,799, respectively.

(4)         Nonparticipant Directed Investments

The following tables provide information on participant-directed and nonparticipant-directed activity for the SVB Financial Group Common Stock Fund at December 31, 2004 and 2003, and do not include the employer ESOP contribution receivable to the Plan of $3,768,774 as of December 31, 2003.  As discussed in note 1, the December 31, 2004 ESOP contribution was made in cash and deposited to the profit sharing portion of the Plan:

2004	Participant Directed	Non-Participant Directed	Total
SVB Financial Group Common Stock fund	$8,067,136	$44,822,375	$52,889,511

2003	Participant Directed	Non-Participant Directed	Total
SVB Financial Group Common Stock fund	$6,067,567	$34,389,677	$40,457,244

2004	Participant Directed	Non-Participant Directed	Total
Balance at beginning of year	$6,067,567	$34,366,489	$40,434,056
Net appreciation in fair value of investments	1,266,658	7,509,503	8,776,161
Employer contributions	266,665	3,779,847	4,046,512
Participant contributions	390,494	—	390,494
Rollovers	42,107	—	42,107
Benefits paid to participants	(325,255)	(2,196,296)	(2,521,551)
Interest on participant loans	7,191	11,885	19,076
Loan fees and other expenses	(1,760)	(1,659)	(3,419)
Participant loan repayments	42,299	50,009	92,308
Realized Gain	305,320	1,462,295	1,767,615
Interfund transfers	5,850	(159,698)	(153,848)

Balance at end of year	$8,067,136	$44,822,375	$52,889,511

At December 31, 2004 and 2003, the Plan’s investment in the SVB Financial Group Common Stock Fund includes the following underlying assets:

	2004	2003
SVB Financial Group Common Stock	$51,964,891	$39,616,799
Interest bearing cash	973,571	717,784
Non-interest bearing cash	—	22,731
Accrued income	1,506	646
Pending trades	(50,457)	99,284
SVB Financial Group Common Stock Fund	$52,889,511	$40,457,244

(5)         Related Party Transactions

The Company is the Plan administrator, as defined in the Plan, and therefore, all SVB Financial Group Common Stock transactions involving the Plan qualify as exempt party-in-interest transactions.  Investments are managed by Fidelity, the Plan trustee and custodian, as defined in the Plan, and therefore, these transactions also qualify as exempt party-in-interest transactions.

(6)         Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan or discontinue contributions, in accordance with the Plan document and under the provisions of ERISA, at any time and for any reason.  In the event of Plan termination, participants will become fully vested in their Company 401(k) match, ESOP and MPP accounts.

(7)         Tax Status

The Internal Revenue Service (IRS) has made a favorable determination on the plan and informed the Company, by a letter dated November 20, 2002, that the Plan, as amended, and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. The Plan administrator, based upon the advice of legal counsel, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

(8)         Concentration of Investments

The Plan’s investment in shares of the SVB Financial Group Common Stock represents approximately 46% and 45% of total assets as of December 31, 2004 and 2003, respectively. This does not include SVB Financial Group Common Stock due to the Plan related to the employer’s ESOP contribution receivable by the Plan of $3,768,774 as of December 31, 2003.

SVB Financial Group is a bank holding company and a financial holding company whose principal subsidiary is the Company, which is a California-chartered bank with headquarters in Santa Clara, California.  The Company has 12 offices throughout California and operates 26 regional offices in other states, including Arizona, Colorado, Georgia, Illinois, Massachusetts, Minnesota, New York, North Carolina, Oregon, Pennsylvania, Texas, Virginia, and Washington. SVB Financial Group has two foreign subsidiaries located in London, England and Bangalore, India.

(9)         Subsequent Events

Effective January 1, 2005, the Plan was amended to give the Compensation Committee of SVB Financial Group the authority to decide for each Plan year whether ESOP contributions would be made in the form of SVB Financial Group Common Stock or cash.  A Profit Sharing component with the same investment alternatives as those available in the 401(k) component was added to the Plan to allocate the discretionary cash contributions made by the Company to the participants (Profit Sharing Contributions). Investments of such contributions are determined by the participants. The amount of such discretionary Profit Sharing Contributions are subject to the determination by the Company, and contributions are made to all eligible individuals who are employed by the Company on the last day of the fiscal year. In addition, the Company amended the Plan to eliminate the current age 55 diversification requirement allowing participants to diversify out of their holding of SVB Financial Group Common Stock at any age and invest the proceeds in any investment alternatives available under the 401(k) component of the Plan.

Beginning in 2005, the Company will roll over participant account balances for terminated employees between $1,000 and $5,000 to Individual Retirement Accounts unless directed otherwise by the terminated participant, in compliance with regulations provided by the Department of Labor effective March 28, 2005.

SILICON VALLEY BANK 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, line 4i-Schedule of Assets  (Held at End of Year)

December 31, 2004

(a)	Issuer (b)	Description of investment (c)	Cost (d)	Current value (e)
		Mutual Funds:
*	Fidelity	Equity Income Fund (74,352 shares)	$—	$3,924,275
*	Fidelity	Government Income Fund (329,544 shares)	—	3,374,533
*	Fidelity	Blue Chip Fund (168,857 shares)	—	7,043,038
*	Fidelity	Diversified International Fund (141,282 shares)	—	4,046,317
*	Fidelity	Mid-Cap Stock Fund (114,746 shares)	—	2,690,796
*	Fidelity	Freedom Income Fund (49,771 shares)	—	560,918
*	Fidelity	Freedom 2000 Fund (8,364 shares)	—	101,042
*	Fidelity	Freedom 2010 Fund (135,660 shares)	—	1,847,689
*	Fidelity	Freedom 2015 Fund (5,509 shares)	—	60,876
*	Fidelity	Freedom 2020 Fund (150,738 shares)	—	2,104,301
*	Fidelity	Freedom 2025 Fund (6,694 shares)	—	75,510
*	Fidelity	Freedom 2030 Fund (159,551 shares)	—	2,246,483
*	Fidelity	Freedom 2035 Fund (1,382 shares)	—	15,810
*	Fidelity	Freedom 2040 Fund (33,839 shares)	—	279,853
	Spartan	US Equity Index Fund (347,979 shares)	—	14,914,382
	PIMCO	Low Dur ADM (6,184 shares)	—	63,079
	AM Cent	SM Comp Inv (24,908 shares)	—	253,816
	Franklin	Small MidCap Growth A Fund (34,568 shares)	—	1,180,840
	Strong	Adv Small Cap Value Z Fund (51,541 shares)	—	1,515,301
		Total Mutual Funds	—	46,298,859

		Common Stock:
*	SVB Financial Group	**SVB Financial Group (1,159,413 shares)	16,792,372	51,964,891

		Money Market Funds:
*	Fidelity	Fidelity Retirement Money Market Funds (6,390,066 shares)	—	6,390,066

*	Fidelity	**Interest bearing cash – Interest rate of 1.28%	973,571	973,571

		Participant loans:
*	Participant	228 loans with interest ranging from 4.00% to 10.50% and maturity dates range from February 12, 2005 to April 29, 2019	—	1,633,835
		Total Investment	$17,765,943	$107,261,222

* Denotes party-in-interest to the Plan

**Participant and nonparticipant directed

See accompanying Report of Independent Registered Public Accounting Firm.

SILICON VALLEY BANK 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, line 4j-Schedule of Reportable Transactions

Year ended December 31, 2004

Identity of Party Involved (a)	Description of Assets (b)	Number of transactions (c)	Purchase Price (d)	Selling Price (e)	Cost of Assets (f)	Net Gain (g)
*SVB Financial Group	Common stock	Various	$3,856,141	$—	$3,856,141	$—
*SVB Financial Group	Common stock	Various	$—	$2,372,052	$909,758	$1,462,294

*Nonparticipant directed

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SILICON VALLEY BANK 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 27, 2005	/s / JACK F. JENKINS-STARK
Jack Jenkins-Stark
Chief Financial Officer